13 March 2026 | FY25 & 4Q25 Results Presentation Digital, Connectivity Synergies Fuel Growth Kyivstar Group Ltd. Revenue +25.9% in 2025, +28.4% in 4Q25 EBITDA +25.8% in 2025, +21.7% in 4Q25 Digital Revenue +4.7x in 2025, +6.2x in 4Q25 (in USD terms)

2 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented herein are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, EBITDA (after leases), Adjusted Net Profit, Adjusted Earnings Per Share, Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Return on Invested Capital, Return on Equity, Total debt including leases, Net cash, excluding leases and Uklon EBITDA, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute to those determined in accordance with GAAP or IFRS. The Company believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Company’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This presentation contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this presentation are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s final prospectus filed with the SEC on January 30, 2026, as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

FY25 – DELIVERING RESULTS ACROSS ALL FRONTS

KYIVSTAR

	FY25	4Q25	
Delivering Strong Growth	+30.3%	+30.1%	Expanded telecom & digital to deliver strong topline growth
	UAH revenue growth		Drove operational efficiency & scale to sustain resilient margins
	+25.9%	+28.4%	Generated robust cash flows
	USD revenue growth		
Scaling Digital Services	+467%	+619%	Scaled digital revenue to contribute ~16% of total revenue in 4Q25
	USD digital rev. growth		Reached 15 mn total digital MAUs, deepening customer touchpoints across platforms
	10.7%	15.7%	Expanded digital ecosystem with the acquisition of Tabletki.ua
	of total revenue		
Driving New Revenue Streams	+18.0%		Enriched subscriber experience by deepening digital service portfolio
	Multiplay customer growth		Harnessed cross-selling opportunities to enhance multiplay penetration
			Grew multiplay customers to 35.0% of the customer base
Delivering on Strategic Priorities	Technological Innovation		Reached almost 5 mn users with Starlink Direct to Cell satellite services
			Acquired SUNVIN 11 (12.9 MW solar) as a hedge against rising energy costs
			Progressed development of Sovereign Ukrainian LLM to drive AI independence

3

FY25 KEY FINANCIAL METRICS

KYIVSTAR

All figures expressed in USD mn, unless specified otherwise

Revenue	Telecom revenue	Digital revenue	EBITDA
1,157	**1,033**	**124**	**648**
+25.9% in USD +30.3% in UAH	+15.1% in USD +19.2% in UAH	+467% in USD +485% in UAH	+25.8% in USD +30.0% in UAH

Adjusted net profit[1]	Earnings per share	Capex	Net cash flow from op. activities
286	**$0.57**	**351**	**558**
+1.1% in USD +3.9% in UAH	Adjusted EPS[1,2]: $1.32	Intensity: 30.3%	Equity FCF[3] **194**

1. Excludes the impact of a non-cash charge of $162 mn recognized in 3Q results related to the Kyivstar listing; 2. Weighted average common shares outstanding for diluted earnings per share (in millions): 216.1 (FY25) and 206.9 (FY24);
3. Equity FCF after accounting for lease and license payments.
Notice: See Appendix for additional information on non-IFRS measures and for reconciliations of each to its most directly comparable IFRS measure.

4

Revenue 321 mn +28.4% in USD +30.1% in UAH Telecom revenue 271 mn +11.5% in USD +12.8% in UAH Digital revenue 50 mn +619% in USD +636% in UAH EBITDA 172 mn +21.7% in USD +23.1% in UAH 4Q25 FINANCIAL METRICS – SOLID EXIT MOMENTUM Net profit 90 mn (3.2%) in USD (2.2%) in UAH 4Q25 1 EPS $0.37 Capex 128 mn LTM capex intensity 30.3% Cash position 455 mn 5 1. Weighted average common shares outstanding for diluted earnings per share (in millions): 231.1 (4Q25) and 206.9 (4Q24).; 2. Equity FCF after accounting for lease and license payments. Notice: See Appendix for additional information on non-IFRS measures and for reconciliations of each to its most directly comparable IFRS measure. All figures expressed in USD mn, unless specified otherwise

TELECOM BUSINESS – DRIVING ARPU AND BROADBAND GROWTH

KYIVSTAR

Subscribers
(mn)



23.0
22.7
22.4
22.5
22.4
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, %	(3.8)	(4.9)	(4.5)	(3.6)	(2.8)

Churn rate
(annualized, %)



17.6
15.7
15.1
9.9
13.5
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, p.p.	+3.2	+4.3	(4.6)	(6.3)	(4.1)

ARPU
(USD & UAH)



UAH
USD
136
141
146
153
161
3.3
3.4
3.5
3.7
3.8
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, %	+34.5	+53.9	+20.6	+14.0	+18.2
	+18.5	+40.9	+15.8	+13.0	+16.7

Broadband subscribers, mn
(and % of fixed subs who also use Kyivstar TV)



43.9%
43.6%
43.5%
44.7%
48.1%
1.1
1.1
1.1
1.2
1.2
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, %	(1.9)	+0.5	+0.1	+2.9	+4.2

6

POWERING REVENUE GROWTH WITH MULTIPLAY

Multiplay customers growing
(mn)


6.1
6.1
6.5
6.6
7.3
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, %	+50.2	+40.7	+23.7	+24.8	+18.0

Multiplay customers continue to rise

Multiplay as % of total base


29.1
29.5
31.7
31.7
35.0
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

YoY, p.p.	+10.6	+9.1	+7.2	+6.9	+5.9

Multiplay is a key part of our Digital Operator strategy

Multiplay vs mobile-only ARPU
(USD)


4.4
3.3
4.8
3.4
5.0
3.5
5.3
3.7
5.2
3.8
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Multiplay ARPU
Mobile ARPU

Multiplay customers generate higher ARPUs, come with lower churn

7

ROBUST GROWTH IN DIGITAL REVENUE 8 903 1,027 1,417 149 172 197 222 250 80 89 91 140 351 57 68 73 75 95 2.8% 3.1% 10.8% 11.9% 15.7% Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Uklon Digital Enterprise Kyivstar TV Helsi % of total revenue 1,466 2,114 287 330 329 1,264 Digital revenue UAH, mn 3.8 2.5 2.5 6.2 MAUs 1 (mn) 15.0 +41.6% YoY Uklon Kyivstar TV Helsi My Kyivstar 1. Digital customers referring to monthly active users for the last month of the reporting quarter

9 RIDE-HAILING & DELIVERY: UKLON DELIVERED >160 MN RIDES IN 2025 Leading ride-hailing platform in Ukraine Scaling operations and footprint in Uzbekistan 33.7 mn USD 1,417 mn UAH Total revenue 9.2 mn USD 386 mn UAH EBITDA3 4Q25 3.8 mn MAU1 43.6 mn Rides booked2 +8.6% YoY 1.3 mn Deliveries completed2 +21.7% YoY N/A 1. Digital customers referring to monthly active users for the last month of the reporting quarter; 2. For 4Q25; 3. Uklon EBITDA is a non-IFRS measure. See Appendix for additional information and for reconciliation to its most directly comparable IFRS measure.

10 DIGITAL ENTERPRISE: GAINING MOMENTUM Empowering businesses through seamless digital connectivity 1,800+ 609 Cloud services provided to B2B clients Subscriptions to RTK 3,800+ Adwisor (AdTech platform) registered clients Cloud & industry solutions Big data & AdTech M2M & IoT 6.0 mn USD 250 mn UAH Total revenue

11 ENTERTAINMENT: ENGAGEMENT FUELS KYIVSTAR TV MOMENTUM Largest media streaming service in Ukraine 2.5 mn MAU 1 891 mn Number of sessions +25.4% YoY 257 min Usage time per user, per active day3 (6.9%) YoY +19.7% YoY 8.4 mn USD 351 mn UAH Total revenue 2 +333% YoY +338% YoY 1. Refers to users active during December 2025 2. For 4Q25 inclusive of change to revenue model effective from September 2025; 3. OTT users only.

12 HEALTHCARE: HELSI IS SCALING ITS PAYING CUSTOMER BASE The largest digital healthcare platform in Ukraine 42k+ Active doctors and specialists2 2.4 mn Appointments made by patients2 1.7k+ Active healthcare institutions2 +7.5% YoY +4.0% YoY (1.4%) YoY 57k+ Paying customers2 +283% YoY 2.5 mn MAU1 +6.7% YoY 2.3 mn USD 95 mn UAH Total revenue2 +65.7% YoY +67.8% YoY 1. Refers to users active during December 2025; 2. For 4Q25.

5.8 5.8 6.9 7.1 7.2 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 13 FY25 – RESILIENT REVENUE, EBITDA AND FREE CASH FLOW GROWTH… Revenue (UAH, bn) 10.3 10.6 11.8 12.3 13.5 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 +30.1% CAPEX 4Q25: USD 128 mn / UAH 5.4 bn (capex intensity: 39.9%) LTM: USD 351 mn / UAH 14.6 bn (capex intensity: 30.3%) 321USD mn EBITDA (UAH, bn) Equity FCF 1 4Q25: USD 19 mn / UAH 759 mn LTM: USD 194 mn / UAH 8.0 bn 297284255250 +23.1% 172171165140141 1. Equity FCF after accounting for lease and license payments. Notice: See Appendix for additional information on non-IFRS measures and for reconciliations of each to its most directly comparable IFRS measure.

14 …DRIVE A STRONG CASH POSITION AND BALANCE SHEET Bonds and loans primarily reflect the debt to VEON UAH mn USD mn Dec 31, 2025 Sep 30, 2025 Dec 31, 2025 Sep 30, 2025 Cash and cash equivalents and deposits 19,319 19,534 456 473 Gross debt, of which 20,259 19,094 478 462 Bonds and loans – principal 4,407 4,547 104 110 Lease liabilities – principal 15,852 14,547 374 352 Net cash / (debt) (940) 440 (22) 11 Net cash excluding leases 14,912 14,987 352 363 Strong cash position

Sustain mobile market leadership GROWTH STRATEGY AND PRIORITIES Telecom Business Leverage our loyal customer base to develop and launch digital products Digital Maintain paying subscriber base and grow share of multiplay customers Grow digital offerings organically and through adjacent acquisitions while focusing on increasing multiplay penetration Consistent ARPU growth through value-driven and technological enhancements (e.g. Direct to Cell) Target significant organic growth in digital revenue, complemented by acquisitions Fixed broadband market share growth via organic expansion and acquisitions Serve as a key player in restoring and developing Ukraine’s digital ecosystem 15

DELIVERING TO OUR INORGANIC GROWTH STRATEGY Increased ownership in Helsi from 69.99% to 97.99% Announced acquisition of 97% stake in Uklon Launched Starlink Direct to Cell Satellite Connectivity in Ukraine November March May November Announced acquisition of Tabletki.ua to further expand digital healthcare offering February Acquired valuable new spectrum in an auction to support mobile network capacity and coverage Announced acquisition of SUNVIN 11, owner of an operational solar plant with 12.9 MW capacity December 16 2024 2025 2026 Announced acquisition of Shtorm to expand fixed broadband market share

SCALING DIGITAL HEALTH & SYNERGIES VIA TABLETKI.UA ACQUISITION KYIVSTAR

Immediately earnings accretive with material synergy potential

Acquisition terms

Purchase price

USD 160 mn[1]

Terms

- Consideration paid in UAH in Ukraine
- Implied EV/EBITDA 6.7x[2] and P/E 8.0x[2]
- Average 14 mn online bookings/month in 2025
- GMV[3] of bookings facilitated: UAH 45 bn in 2024 and UAH 57 bn for the LTM at end September 2025
- 14k+ connected pharmacies in all Ukrainian cities with >50k population

Potential synergies

Digital health ecosystem development

Fully aligned with Digital Operator strategy; substantial catalyst for development of Digital Health ecosystem

Fuels digital flywheel momentum

High-frequency service to further boost customer engagement across the digital ecosystem

Enrich with mobile data

Mobile data enrichment to improve customer engagement and accessibility

Kyivstar ecosystem synergies

Connections between Kyivstar (telco), Helsi (largest eHealth SaaS provider), Uklon (delivery), and Tabletki.ua (leading medicine marketplace) to drive substantial customer benefits

1. Consideration in UAH, based on UAH/USD exchange rate as published by the National Bank of Ukraine from the day before payment; 2. Based on EV of USD 160 mn and LTM EBITDA and net profit of USD 24 mn and 20 mn, respectively; 3. Gross merchandise value

17

FY 2026 Outlook 1 FY 2025 USD 2 UAH USD UAH Total revenue, YoY Adj. for cyberattack impact3 8%-11% 15%-18% 25.9% 19.9% 30.3% 24.4% EBITDA, YoY Adj. for cyberattack impact3 5%-8% 12%-15% 25.8% 15.3% 30.0% 19.8% Capex intensity 23%-26% 30.3% OUTLOOK 1. The outlook herein regarding Ukraine is subject to uncertainties due to the ongoing war. Actual outcomes may differ materially from current expectations, and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group’s outlook includes GAAP and non-IFRS financial measures. 2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar. 3. Includes an estimated negative impact of UAH 1.7 bn (USD 46 mn) on revenue and UAH 1.8 bn (USD 47 m) on EBITDA arising from the customer appreciation program launched after the December 2023 cyberattack. 18

19 IN SUMMARY Distinctive investment opportunity The only pure play Ukrainian investment opportunity to be publicly listed in the US World-class team Proven leaders with a track record of resilience through war and robust governance Strong balance sheet Significant financial and strategic flexibility National champion Leading digital operator, one of the most recognizable national brands Sustained growth driven by multiple engines Robust margins & cash flows powering reinvestment and performance

Valuation VALUATION AND OWNERSHIP 1. Multiple based on 4Q25 LTM EBITDA of USD 649 mn Cohen Circle Public shareholders Market capitalization USD 2,761 mn Net debt / (cash), excluding lease liabilities (Dec 30, 2025) USD 22 mn Enterprise value (post-IFRS) USD 2,783 mn EV/4Q25 LTM EBITDA 1 4.3x Equity metrics Shareholders Shares, mn VEON 193.0 Public shareholders 36.1 Cohen Circle 1.8 Total 230.9 Share price 11.96 20 USD Ownership structure 83.6% 15.6% 0.8% VEON Notice: See Appendix for additional information on non-IFRS measures and for reconciliations of each to its most directly comparable IFRS measure. 10.9 mn 30-day average daily trading volume USD

21 FY25 & 4Q25 Results Presentation ir@kyivstargroup.com

22 Appendix

RECONCILIATION OF FINANCIAL METRICS (1/4) 23 EBITDA to profit for the period reconciliation (USD mn) 4Q25 4Q24 FY25 FY24 EBITDA 172 141 648 515 Amortization (19) (11) (65) (45) Depreciation (38) (29) (140) (118) Impairment reversal (2) (1) (8) (3) Gain / (loss) on disposal of non-current assets 1 - - (1) Listing expense - - (162) - Operating profit 114 100 274 348 Net foreign exchange gain 9 15 (12) 39 Other non operating gain / (loss), net 7 2 (1) 2 Finance income (1) 14 12 40 Finance costs (18) (20) (75) (82) Profit / (Loss) before tax 111 111 198 347 Income taxes (21) (18) (74) (64) Profit / (Loss) for the period 90 93 124 283

RECONCILIATION OF FINANCIAL METRICS (2/4) 24 Adjusted Net Profit to Profit for the period reconciliation (USD millions) 4Q25 4Q24 FY25 FY24 Adjusted Net profit 90 93 286 283 Listing expense - - (162) - Profit for the period 90 93 124 283 Adjusted Earnings per Share (USD) 1,2 0.39 0.45 1.32 1.37 1. Reflects adjustment for 3Q25 which excludes a non-cash charge of $162 mn related to the Kyivstar listing. 2. Weighted average common shares outstanding for diluted earnings per share (in millions): 231.1 (4Q25), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24). . Uklon EBITDA to Profit for the period reconciliation (USD millions) FY25 FY24 EBITDA 28 n/a Amortization (6) n/a Depreciation - n/a EBIT 21 n/a Net foreign exchange gain (1) n/a Finance income - n/a Finance costs - n/a Profit before tax 21 n/a Income taxes (3) n/a Profit for the period 18 n/a

RECONCILIATION OF FINANCIAL METRICS (3/4) 25 CAPEX reconciliation (USD millions) 4Q25 4Q24 FY25 FY24 Capex excluding license and ROU 128 90 351 221 Adding back purchase of licenses - 35 1 35 Difference in timing b/w accrual and payment for capex 1 (20) (20) (8) Cash paid for capital expenditures Incl. licenses 129 105 332 248 EBITDA to EFCF reconciliation (USD millions) 4Q25 4Q24 YoY Change FY25 FY24 YoY Change EBITDA 172 141 31 648 515 133 Movements in working capital 7 (10) 17 38 24 14 Movements in provisions 3 - 3 9 2 7 Net tax paid (18) (12) (6) (71) (52) (19) Cash capex (excluding license payments) (129) (70) (59) (331) (213) (118) Gain/(loss) on disposal of non-current assets 5 - 5 5 1 4 Unlevered Free Cash Flow 39 49 (10) 298 277 21 Net interest (11) (13) 2 (66) (59) (7) Equity Free Cash Flow 28 36 (8) 232 218 14 Lease liabilities payments - principal (9) (8) (1) (37) (29) (8) Licenses payments - (35) 35 (1) (35) 34 Equity Free Cash Flow (after leases and licenses) 19 (7) 25 194 154 39

26 RECONCILIATION OF FINANCIAL METRICS (4/4) EFCF reconciliation to Cash Flow Statement (USD millions) 4Q25 4Q24 YoY Change FY25 FY24 YoY Change Net cashflow from operating activities 152 106 45 558 430 128 Proceeds from sales of non current assets 5 - 5 5 1 4 Cash capex (excluding license payments) (129) (105) (24) (331) (248) (84) Equity free cash flow (before leases and licenses) 28 36 (8) 232 218 14 Lease liabilities - Principal (9) (8) (1) (37) (29) (8) Licenses payments - (35) 35 (1) (35) 34 Equity free cash flow (after leases and licenses) 19 (7) 25 194 154 39

DEFINITIONS 4G customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Adjusted Net Profit is profit / (loss) for the period, excluding the impact of the one-time charge of $162 mn recognized in 3Q25 related to the Kyivstar listing. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile and digital service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, but excluding revenue from fixed IPTV) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital revenue include revenue from Kyivstar Group Ltd.’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the final prospectus filed by Kyivstar with the SEC on 30 January, 2026 as may be amended or supplemented from time to time. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflow from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt / (cash) is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, long-term and short-term deposits. We believe that net debt / (cash) provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Revenue from telecommunications services (“Telecom revenue”) are revenue generated by Kyivstar Group Ltd from providing telecommunication services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. 27

28 FY25 & 4Q25 Results Presentation ir@kyivstargroup.com